UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549, U.S.A.

SCHEDULE 13D/A

(Amendment No. 1)

under the Securities Exchange Act of 1934

Compagnie Générale de Géophysique

(Name of Issuer)

Ordinary Shares, nominal value Euro 2 per share, and
American depositary shares, each representing one-fifth of one Ordinary Share

(Title of Class of Securities)

204-386-106 (American depositary shares)
(CUSIP Number)

Daniel Valot
Chairman of the Management Board
Technip-Coflexip
La Défense 6
170, Place Henri Régnault
92973 Paris La Défense Cedex 23, France
Tel. (33) 1 47 78 21 21

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies of all notices should be sent to:

Robert C. Treuhold, Esq.
Shearman & Sterling
114 avenue des Champs-Elysées
75008 Paris
Tel. (33) 1 53 89 70 00

December 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

Schedule 13D

CUSIP NO. 204-386-106	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Technip-Coflexip

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

0

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Zero

14	TYPE OF REPORTING PERSON

CO

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Item 1. Security and Issuer

     This Amendment No. 1 amends the Statement on Schedule 13D (such schedule as amended being the “Schedule 13D”) originally filed on November 8, 2001 and relating to the ordinary shares, nominal value Euro 2 per share (the “Ordinary Shares”), and the American depositary shares (“ADSs”), each representing one-fifth of one Ordinary Share and evidenced by American depositary receipts, of Compagnie Générale de Géophysique, a French société anonyme (the “Issuer”) with its principal executive offices located at 1, Léon Migaux, 91341 Massy Cedex, France. References herein to Ordinary Shares are references also to ADSs unless the context otherwise requires. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

     This Amendment No. 1 to Schedule 13D is filed by Technip-Coflexip, a French société anonyme (“Technip-Coflexip” or the “Reporting Person”).

     Technip-Coflexip’s principal business is engineering, technologies and construction services for oil and gas, petrochemical and other industries. Technip-Coflexip is organized under the laws of the French Republic and the address of its principal place of business is 170, place Henri Régnault, 92973 Paris La Défense 6, France. The list of the executive officers and directors of Technip-Coflexip, attached hereto as Schedule I, contains the following information with respect to each such person: (i) name; (ii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (iii) business address; and (iv) citizenship.

     During the last five years, neither Technip-Coflexip nor, to the best knowledge of the Reporting Person, any of the persons named on Schedule I (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     No amendment.

Item 4. Purpose of the Transaction

     Item 4 is amended to add the following final paragraph:

     As agreed in the Memorandum of Understanding, dated July 2, 2001, between the Institut Français du Pétrole (IFP), ISIS and Technip, entered into in the context of the public exchange offer on ISIS shares initiated by Technip on July 3, 2001, IFP and ISIS had committed on November 7, 2001 to two exchange commitments. Pursuant to these commitments, ISIS was bound to exchange its 1,436,622 shares of Compagnie Générale de Géophysique (CGG) for 511,253 shares of Technip (since renamed Technip-Coflexip) held by IFP, and vice versa. Subsequent to the public exchange offer on ISIS, ISIS was merged into Technip-Coflexip. On November 18, 2002, the Management Board of Technip-Coflexip

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resolved to trigger this exchange of 1,436,622 CGG shares against 511,253 Technip-Coflexip shares. The exchange was consummated on December 9, 2002.

Item 5. Interest in Securities of the Issuer

     (a)  Subsequent to the exchange described in Item 4, as amended, the Reporting Persons are the beneficial owners of zero Ordinary Shares and hold no interests in the capital or voting rights of the Issuer. To the best knowledge of the Reporting Persons, the directors and executive officers of Technip-Coflexip do not beneficially own any Ordinary Shares, with the sole exception of Mr. Valot and Mr. Mandil who are required by French law to hold one share each of CGG in their capacity as director of that company.

     (b)  No amendment.

     (c)  Except as described in this Schedule 13D, neither the Reporting Persons nor any other person referred to in Schedules I or II attached hereto has acquired any Ordinary Shares during the past 60 days.

     (d)  No amendment

     (e)  The Reporting Person ceased to be the beneficial owner of more than 5% of the Ordinary Shares of Compagnie Générale de Géophysique on December 9, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No amendment.

Item 7. Material to be Filed as Exhibits

     No amendment

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     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: December 20, 2002

TECHNIP-COFLEXIP

By: /s/ Daniel Valot Name: Daniel Valot Title: Chairman of the Management Board

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Schedule I

Supervisory Board Members and Executive Officers of Technip-Coflexip

     The name, present principal occupation or employment of Technip-Coflexip’s Supervisory Board Members and executive officers and the name and principal business of any corporation (other than Technip-Coflexip, Coflexip or any of their subsidiairies) in which such employment is conducted, the residence or business address, the citizenship and number of Ordinary Shares (including in the form of ADSs) of the Issuer owned by such persons, if any, are as follows:

Supervisory Board Members of Technip-Coflexip

Mr. Pierre Marie Valentin Chairman of the Supervisory Board of Technip-Coflexip 23, avenue de Neuilly 75116 Paris, France French Number of Ordinary Shares of CGG owned: 0

Mr. Michel Lévêque Vice Chairman of the Supervisory Board of Technip-Coflexip 73, rue des Vignes 75116 Paris, France French Number of Ordinary Shares of CGG owned: 0

Mr. Roger Cairns Retired High Larch, Lewis Lane, Gerrad’s Cross BUCKS SL9 9TS , United Kingdom British Number of Ordinary Shares of CGG owned: 0

Mr. Miguel Caparros Retired 12 St Alban’s Mansion, Kensington Court Place LONDON W8 5QH Spanish Number of Ordinary Shares of CGG owned: 0

Mr. Jean-Pierre Capron

152 rue de Saussure, 75017 Paris, France French Number of Ordinary Shares of CGG owned: 0

Gaz de France, represented by Mr. Jacques Deyirmendjian
Deputy General Manager of Gaz de France
23, rue Philibert Delorme
75017 Paris, France
French
Number of Ordinary Shares of CGG owned by Gaz de France: 0

Mr. Jean-Pierre Lamoure Chairman and Chief Executive Officer of Soletanche Bachy Construction Company 6, rue de Watford 92200 Nanterre, France French Number of Ordinary Shares of CGG owned: 0

Mr. Claude Mandil Chairman of Institut Français du Pétrole 4, avenue de Bois-Préau 92852 Rueil-Malmaison Cedex, France French Number of Ordinary Shares of CGG owned: 1

Mr. Roger Milgrim Senior Partner, Paul, Hastings, Janofsky & Walker LLP 75 East -55th Street — New York NY 10022-USA American Number of Ordinary Shares of CGG owned: 0

Mr. Rolf-Erik Rolfsen retired Haakon VII’s GT.1 —PO BOX 1679 VIKA 0120 OSLO — NORWAY Norwegian Number of Ordinary Shares of CGG owned: 0

Mr. Pierre Vaillaud retired Oil Company 24, Cours Michelet 92069 La Défense, France French Number of Ordinary Shares of CGG owned: 0

Mr. Bruno Weymuller Executive Vice President, Strategy and Risk Assessment of TotalFinaElf Oil Company 24, Cours Michelet 92069 La Défense, France French Number of Ordinary Shares of CGG owned: 0

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Executive Officers of Technip-Coflexip

Mr. Daniel Valot Chairman of the Management Board of Technip-Coflexip 170, place Henri Régnault 92973 Paris La Défense Cedex, France French Number of Ordinary Shares of CGG owned: 1

Mr. Thomas Erhet
Vice Chairman of the Management Board and
President of the Offshore Branch
Coflexip
170, place Henri Régnault
92973 Paris La Défense Cedex, France
French
Number of Ordinary Shares of CGG owned: 0

Mr. Daniel Burlin
Member of the Management Board —
President of the Onshore&Downstream
Branch of Technip-Coflexip
170, place Henri Régnault
92973 Paris La Défense Cedex, France
French
Number of Ordinary Shares of CGG owned: 0

Mr. Jean Deseilligny
Member of the Management Board — Senior Executive Vice President,
Business and Operations of the Onshore-Downstream
Branch of Technip-Coflexip
170, place Henri Régnault
92973 Paris La Défense Cedex, France
French
Number of Ordinary Shares of CGG owned: 0

Mr. Olivier Dubois
Senior Executive Vice President, Finance and Control of
Technip-Coflexip
170, place Henri Régnault
92973 Paris La Défense Cedex, France
French
Number of Ordinary Shares of CGG owned: 0

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